UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2025

File No. 000-51808

Athena Gold Corporation

(Name of Registrant)

2010A Harbison Dr., #312, Vacaville, CA

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

On April 16, 2025 the Registrant issued a press release announcing the completion of its redomicile from the State of Delaware to the Province of British Columbia, Canada, by way of a merger into its British Columbia subsidiary, Nova Athena Gold Corp. ("Nova Athena") under section 275 of the Business Corporations Act (British Columbia), together with a concurrent name change, to form the amalgamated corporation which will continue under the name "Athena Gold Corporation" (the "Resulting Issuer") (the "Redomestication"). A copy of the Press Release is filed herewith as Exhibit 991.

On April 17, 2025, the Registrant issued a press release in Canada announcing plans for its upcoming exploration program at its recently acquired Laird Lake project, located in Ontario's Red Lake Gold District. The Laird Lake project, spanning 4,158 hectares and covering over 10 km of Balmer-Confederation Assemblage contact, represents an underexplored portion of the camp. The project is road-accessible and lies approximately 10 km west of West Red Lake Gold Mines' flagship Madsen mine, and 34 km northwest of Kinross Gold's Great Bear project. A copy of the Press Release is filed herewith as Exhibit 99.2.

On April 28, 2025, the Registrant issued a Press Release announcing the closing of a non-brokered private placement of flow-through common shares (the "FT Shares") previously announced on April 7, 2025, as amended April 21, 2025 (the "FT Offering"). The Company issued an aggregate of 15,300,000 FT Shares at a price of CDN $0.05 per FT Share for gross proceeds of CDN$765,000, which represents an oversubscription of CDN$265,000 of the originally planned financing. A copy of the Press Release is filed herewith as Exhibit 99.3.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Athena Gold Corporation (Registrant)
Dated: May 1, 2025	By: /s/ Koby Kushner Koby Kushner President and CEO

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Exhibits:

99.1	Press Release dated April 16, 2025
99.2	Press Release dated April 17, 2025
99.3	Press Release dated April 28, 2025

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